Exhibit 99.1

FOR IMMEDIATE RELEASE	Thursday, January 27, 2011
(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless noted otherwise).

CELESTICA ANNOUNCES FOURTH QUARTER AND FY 2010 FINANCIAL RESULTS

Fourth Quarter 2010 Summary

•      Revenue of $1.88 billion, compared to $1.66 billion for the same period last year

•      GAAP net earnings of $25.6 million, or $0.11 per share, compared to GAAP net earnings of $31.1 million, or $0.13 per share, last year

•      Non-GAAP adjusted net earnings of $0.26 per share, compared to $0.21 per share last year

•      Non-GAAP return on invested capital of 29.5%, compared to 27.5% last year

•      Non-GAAP operating margin of 3.6%, compared to 3.6% last year

•      Inventory turns of 8.7x

•      Non-GAAP free cash flow of $31 million, cash on hand of $633 million

•      Company spent $103 million in the fourth quarter to repurchase 11.4 million shares for cancellation

•      First quarter of 2011 guidance: revenue of $1.725 billion to $1.875 billion, adjusted net earnings per share of $0.20 to $0.26.

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced financial results for the fourth quarter and fiscal year ended December 31, 2010.

Fourth Quarter and FY 2010 Results

Revenue for the quarter was $1.88 billion, compared to $1.66 billion in the fourth quarter of 2009. GAAP net earnings were $25.6 million, or $0.11 per share, compared to GAAP net earnings of $31.1 million, or $0.13 per share, for the same period last year.  GAAP net earnings for the fourth quarter of 2010 included a $0.16 per share (pre-tax) charge for the following items: quarterly stock-based compensation, amortization of intangible assets (excluding computer software) and restructuring charges. This charge was higher than the estimate of between $0.05 to $0.12 per share provided on October 28th, 2010, primarily due to higher than expected restructuring and a mark-to-market adjustment for stock-based compensation costs.  GAAP net earnings for the fourth quarter of 2010 also included a $0.03 per share (pre-tax) charge primarily for impairment of long-lived assets.

Adjusted net earnings for the quarter were $58.3 million, or $0.26 per share, compared to $49.5 million, or $0.21 per share, for the same period last year. The term adjusted net earnings is a non-GAAP measure defined as net earnings before stock-based compensation, amortization of intangible assets (excluding computer software), restructuring and other charges, and gains or losses related to the repurchase of shares or debt, net of tax adjustments and significant deferred tax write-offs or recoveries. Detailed GAAP financial statements and supplementary information related to adjusted net earnings and other non-GAAP measures appear at the end of this press release.

For fiscal year 2010, revenue was $6.5 billion, compared to $6.1 billion for fiscal year 2009. GAAP net earnings for 2010 were $80.8 million, or $0.35 per share, compared to $55.0 million, or $0.24 per share, for 2009. Adjusted net earnings for 2010 were $196.0 million, or $0.85 per share, compared to $158.5 million, or $0.69 per share, for 2009.

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Fourth Quarter Results Compared to Guidance

The company’s revenue of $1.88 billion and adjusted net earnings of $0.26 per share for the fourth quarter of 2010 were at the high end of the company’s published guidance, announced on October 28, 2010, of revenue of $1.70 billion to $1.85 billion and adjusted net earnings per share of $0.20 to $0.26.

“Celestica reported very strong financial results in the fourth quarter, highlighted by 21 per cent sequential revenue growth and the highest returns on invested capital since the company went public in 1998,” said Craig Muhlhauser, President and Chief Executive Officer, Celestica. “Our focus continues to be on delivering value for our customers and building momentum for profitable growth in our target markets.

“The company begins 2011 well positioned to meet the complex supply chain requirements of our customers, with the opportunity to deliver continued revenue growth and steadily improving returns to our shareholders.”

End Markets by Quarter*

The following table sets forth revenue by end market as a percentage of total revenue for the periods indicated:

	2009					2010
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Consumer	28%	21%	30%	31%	28%	28%	26%	24%	24%	25%
Enterprise Communications	22%	24%	22%	21%	22%	22%	24%	25%	24%	24%
Telecommunications	18%	20%	12%	11%	15%	14%	13%	14%	12%	13%
Storage	8%	12%	13%	13%	12%	14%	12%	12%	12%	12%
Servers	13%	12%	13%	14%	13%	12%	14%	13%	17%	14%
Industrial, Aerospace and Defense, and Healthcare	11%	11%	10%	10%	10%	10%	11%	12%	11%	12%

Revenue (in millions)	$1,469.4	$1,402.2	$1,556.2	$1,664.4	$6,092.2	$1,518.1	$1,585.4	$1,546.5	$1,876.1	$6,526.1

*Starting with the fourth quarter of 2010, Celestica reclassified a customer program from the Consumer end market to the Enterprise Communications end market. Quarterly and full-year comparative percentages for 2009 and 2010 have been recalculated to conform to the current period’s presentation.

Celestica Share Repurchase Plan

During the fourth quarter, the company spent $103.3 million to repurchase for cancellation approximately 11.4 million subordinate voting shares. The share repurchases were part of the company’s Normal Course Issuer Bid (NCIB), approved by the Toronto Stock Exchange in July 2010, which allows the company to repurchase, until August 2, 2011, up to approximately 18 million, or 9%, of its subordinate voting shares in the open market or as otherwise permitted subject to the normal terms and limitations of such bids.

Since the commencement of the program, the company has spent $140.6 million to repurchase for cancellation approximately 16.1 million shares, at an average price of $8.75. The total number of subordinate voting shares which may be repurchased for cancellation under the NCIB is reduced by the number of shares purchased for employee equity-based incentive programs. The company has purchased approximately 1.0 million shares for employee equity-based incentive programs since the NCIB began. At December 31, 2010, approximately 0.9 million shares remain eligible to be repurchased under the NCIB.

First Quarter of 2011 Outlook

For the first quarter ending March 31, 2011, the company anticipates revenue to be in the range of $1.725 billion to $1.875 billion, and adjusted net earnings per share to be in the range of $0.20 to $0.26.  The company expects a negative $0.07 to $0.11 per share (pre-tax) impact on an IFRS basis for the following items: quarterly stock-based compensation, amortization of intangible assets (excluding computer software) and restructuring charges as a result of the conversion to IFRS.

Fourth Quarter Webcast

Management will host its quarterly results conference call today at 8:00 a.m. Eastern. The webcast can be accessed at www.celestica.com.

IFRS Reporting Commences First Quarter of 2011

Starting with the first quarter ending March 31, 2011, Celestica will report its financial results in accordance with the International Financial Reporting Standards (IFRS), as required for public companies in Canada by the Canadian Accounting Standards Board. The company currently prepares its financial results under Canadian generally accepted accounting standards (GAAP).

The comparative financial information for each quarter of 2010, in the company’s 2011 quarterly financial statements, will be restated to reflect the adoption of IFRS, with effect from January 1, 2010.  Periods prior to January 1, 2010 will not be presented under IFRS.

On transition to IFRS, the company is impacted by various balance sheet adjustments that will be recorded against its opening shareholder’s equity at January 1, 2010. The most significant balance sheet adjustment relates to the accounting for actuarial losses arising from pension and post-retirement benefit plans. IFRS allows a company to recognize on its balance sheet, at the time of transition, its cumulative actuarial losses previously unrecognized under GAAP.  The adjustment impacts the balance sheet only and, in management’s view, better reflects the economic position of the company’s pension and post-retirement benefit plans than under GAAP. Under IFRS and as compared to GAAP, the company’s deferred pension assets will decrease by approximately $90 million and its pension liabilities will increase by approximately $40 million, with a corresponding adjustment against its opening shareholders’ equity for approximately $130 million.

The most significant impact of the GAAP to IFRS adjustments on the company’s income statement for 2010 relates to the timing of recording restructuring charges under IFRS.  Although the company has recorded all of its restructuring charges under GAAP, this included charges of approximately $11 million in 2010 for actions not yet announced as of December 31, 2010. These charges will be recognized for IFRS during the first half of 2011 when the actions are announced.

The company will disclose additional details of the expected IFRS impacts in its 2010 annual management’s discussion and analysis. The first quarter of 2011 interim financial statements will also contain reconciliations between IFRS and the amounts previously reported under GAAP.

Although Celestica is required to transition to IFRS, its major North American competitors will continue to report quarterly financial results under U.S. GAAP. However, IFRS is not expected to have any significant impact to the company’s non-GAAP financial metrics, which the company uses to allow investors to compare Celestica’s financial results with those of its major North American peer group.

Supplementary Information

In addition to disclosing detailed results in accordance with GAAP, Celestica provides supplementary non-GAAP measures to consider in evaluating the company’s operating performance.  See Schedule 1.

Management uses adjusted net earnings and other non-GAAP measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of Celestica’s business; and to set management incentive targets.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge.

For further information on Celestica, visit its website at http://www.celestica.com. The company’s security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

Safe Harbor and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry, our financial or operational results including quarterly guidance and the impact of recent program wins on our financial results and anticipated expenses, benefits or payments, our financial or operational performance, our financial targets, and the effects of our conversion from Canadian GAAP to International Financial Reporting Standards. Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves.  Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in any applicable Canadian securities legislation. Forward-looking statements are not guarantees of future performance. You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services (EMS) industry, including changes in the trend for outsourcing; our dependence on a limited number of customers and end markets; variability of operating results among periods; the challenges of effectively managing our operations, including responding to significant changes in demand from our customers; the challenges of managing rising labor costs; our inability to retain or expand our business due to execution problems; the delays in the delivery and/or general availability of various components and materials used in our manufacturing process; our dependence on industries affected by rapid technological change; our ability to successfully manage our international operations; the challenge of managing our financial exposures to foreign currency volatility; and the risk of potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers.  These and other risks and uncertainties, as well as other information related to the company, are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with the Canadian securities regulators. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future.  Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As of its date, this press release contains any material information associated with the Company’s financial results for the fourth quarter and fiscal year ended December 31, 2010 and revenue, adjusted net earnings and GAAP net earnings guidance for the first quarter ending March 31, 2011.  Revenue and earnings guidance is reviewed by the Company’s Board of Directors.  Our revenue and earnings guidance is based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond the control of the Company. The material assumptions may include the following: forecasts from our customers, which range from 30 to 90 days and can fluctuate significantly in terms of volume and mix of products; timing and investments associated with ramping new business; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; and technological developments. These assumptions are based on management’s current views with respect to current plans and events, and are and will be subject to the risks and uncertainties referred to above.  It is Celestica’s policy that revenue and earnings guidance is effective on the date given, and will only be updated through a public announcement.

Contacts:
Laurie Flanagan	Paul Carpino
Celestica Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com

Schedule 1

Supplementary Non-GAAP Measures

Our non-GAAP measures include gross profit, gross margin (gross profit as a percentage of revenue), selling, general and administrative expenses (SG&A), SG&A as a percentage of revenue, operating earnings (EBIAT), operating margin (EBIAT as a percentage of revenue), adjusted net earnings, adjusted net earnings per share, return on invested capital, free cash flow, cash cycle days and inventory turns. In calculating these non-GAAP financial measures, management excludes the following items:  stock-based compensation, amortization of intangible assets (excluding amortization of computer software), restructuring and other charges (most significantly restructuring charges), the write-down of goodwill and long-lived assets, and gains or losses related to the repurchase of shares or debt, net of tax adjustments and significant deferred tax write-offs or recoveries.

These non-GAAP measures do not have any standardized meaning prescribed by Canadian or U.S. GAAP and are not necessarily comparable to similar measures presented by other companies. Non-GAAP measures are not measures of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for any standardized measure under Canadian or U.S. GAAP.  The most significant limitation to management’s use of non-GAAP financial measures is that the charges and expenses excluded from the non-GAAP measures are nonetheless charges that are recognized under GAAP and that have an economic impact on the company.  Management compensates for these limitations primarily by issuing GAAP results to show a complete picture of the company’s performance, and reconciling non-GAAP results back to GAAP.

The economic substance of these exclusions and management’s rationale for excluding these from non-GAAP financial measures is provided below:

Stock-based compensation, which represents the estimated fair value of stock options and restricted stock units granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value.  In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude stock-based compensation from their core operating results, who may have different granting patterns and types of equity awards, and who may use different option valuation assumptions than we do. Prior to the fourth quarter of 2009, the company only excluded stock options from its non-GAAP measures.  Comparables for prior periods reflect the exclusion of stock options and restricted stock units.

Amortization charges (excluding computer software) consists of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses.  Amortization of intangibles varies among competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges.

Restructuring and other charges, which consist primarily of employee severance, lease termination and facility exit costs associated with closing and consolidating manufacturing facilities and reductions in infrastructure, are excluded because such charges are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities.  We believe that excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these costs in assessing operating performance.

Impairment charges, which consist of non-cash charges against goodwill and long-lived assets, result primarily when the carrying value of these assets exceeds their fair value.  These charges are excluded because they are generally non-recurring. In addition, our competitors may record impairment charges at different times and excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

Gains or losses related to the repurchase of shares or debt are excluded as these gains or losses do not impact core operating performance and vary significantly among our competitors who also generally exclude these charges in assessing operating performance.

Significant deferred tax write-offs or recoveries are excluded as these write-offs or recoveries do not impact core operating performance and vary significantly among our competitors who also generally exclude these charges in assessing operating performance.

The following table sets forth, for the periods indicated, a reconciliation of GAAP to non-GAAP measures (in millions, except per share amounts):

(1)          EBIAT is defined as earnings before interest, amortization and income taxes.  EBIAT also excludes stock-based compensation, restructuring and other charges, gains or losses related to the repurchase of shares or debt, and impairment charges.

(2)          The adjustment to GAAP taxes is based on the estimated effective income tax rate expected to be applicable for the full fiscal period taking into account the tax effects on the non-GAAP adjustments.

(3)          Management uses ROIC as a measure to assess the effectiveness of the invested capital it uses to build products or provide services to its customers. Our ROIC measure includes operating margin, working capital management and asset utilization. ROIC is calculated by dividing EBIAT by average net invested capital. Net invested capital consists of total assets less cash, accounts payable, accrued liabilities and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter. We use a five-point average to calculate average net invested capital for the year.  There is no comparable measure under Canadian or U.S. GAAP.

(4)          Management uses free cash flow as a measure, in addition to cash flow from operations, to assess operational cash flow performance. We believe free cash flow provides another level of transparency to our liquidity as it represents cash generated after the purchase of capital equipment and property (net of proceeds from sale of certain surplus equipment and property).

GUIDANCE SUMMARY

	Q4 10 Guidance	Q4 10 Actual	Q1 11 Guidance(5)
Revenue	$1.70B - $1.85B	$1.88B	$1.725B - $1.875B
Adjusted net EPS	$0.20 - $0.26	$0.26	$0.20 - $0.26

(5)          We expect a negative $0.07 to $0.11 per share (pre-tax) impact on an IFRS basis for the following items: quarterly stock-based compensation, amortization of intangible assets (excluding computer software) and restructuring charges.

CELESTICA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)

	December 31	December 31
	2009	2010
		(unaudited)
Assets
Current assets:
Cash and cash equivalents (note 8)	$937.7	$632.8
Accounts receivable	828.1	945.1
Inventories	676.1	845.7
Prepaid and other assets	74.5	87.0
Income taxes recoverable	21.2	15.6
Deferred income taxes	5.2	5.2
	2,542.8	2,531.4
Property, plant and equipment	393.8	368.7
Goodwill (note 2)	—	11.0
Intangible assets (note 2)	32.3	33.0
Other long-term assets	137.2	159.5
	$3,106.1	$3,103.6

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$927.1	$1,176.2
Accrued liabilities (note 6)	331.9	330.9
Income taxes payable	38.0	55.4
Current portion of long-term debt (note 4(b))	222.8	—
	1,519.8	1,562.5
Accrued pension and post-employment benefits	75.4	81.2
Deferred income taxes	28.0	30.3
Other long-term liabilities	7.1	8.3
	1,630.3	1,682.3
Shareholders’ equity:
Capital stock	3,591.2	3,329.4
Treasury stock (note 5)	(0.4)	(15.9)
Contributed surplus	211.0	349.6
Deficit	(2,381.8)	(2,301.0)
Accumulated other comprehensive income	55.8	59.2
	1,475.8	1,421.3
	$3,106.1	$3,103.6

Contingencies (note 11).

Subsequent event (note 4(a)).

See accompanying notes to unaudited consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2009 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended December 31		Year ended December 31
	2009	2010	2009	2010

Revenue	$1,664.4	$1,876.1	$6,092.2	$6,526.1
Cost of sales	1,555.3	1,753.5	5,662.4	6,082.8
Gross profit	109.1	122.6	429.8	443.3
Selling, general and administrative expenses	61.2	67.6	244.5	250.2
Amortization of intangible assets	6.6	4.3	21.9	15.6
Other charges (note 6)	(8.7)	25.1	68.0	68.4
Interest on long-term debt	5.7	0.8	35.3	6.3
Other interest expense (income)	—	0.1	(0.3)	0.2
Earnings before income taxes	44.3	24.7	60.4	102.6
Income tax expense (recovery):
Current	25.8	5.2	33.6	33.4
Deferred	(12.6)	(6.1)	(28.2)	(11.6)
	13.2	(0.9)	5.4	21.8
Net earnings for the period	$31.1	$25.6	$55.0	$80.8

Basic earnings per share	$0.14	$0.12	$0.24	$0.35

Diluted earnings per share	$0.13	$0.11	$0.24	$0.35

Shares used in computing per share amounts (in millions):
Basic	229.7	221.4	229.5	227.8
Diluted	232.0	223.5	230.9	230.1

See accompanying notes to unaudited consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2009 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

(unaudited)

	Three months ended December 31		Year ended December 31
	2009	2010	2009	2010

Net earnings for the period	$31.1	$25.6	$55.0	$80.8
Other comprehensive income, net of tax:
Currency translation adjustment	(2.0)	(0.3)	(1.6)	1.6
Reclass foreign currency translation to other charges	—	—	1.8	—
Change from derivatives designated as hedges	3.7	(1.8)	46.2	1.8
Comprehensive income	$32.8	$23.5	$101.4	$84.2

See accompanying notes to unaudited consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2009 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended December 31		Year ended December 31
	2009	2010	2009	2010

Cash provided by (used in):
Operations:
Net earnings for the period	$31.1	$25.6	$55.0	$80.8
Items not affecting cash:
Depreciation and amortization	25.9	21.4	100.4	87.8
Deferred income taxes	(12.6)	(6.1)	(28.2)	(11.6)
Stock-based compensation	6.6	7.3	28.0	31.7
Restructuring charges (note 6)	(0.3)	—	3.8	0.3
Other charges (note 6)	1.5	6.8	9.5	14.4
Other	4.2	(4.6)	(4.0)	(6.2)
Changes in non-cash working capital items:
Accounts receivable	25.9	(164.9)	244.9	(111.8)
Inventories	21.4	(81.4)	110.2	(162.8)
Prepaid and other assets	(14.3)	(7.9)	21.7	(12.0)
Income taxes recoverable	(0.7)	1.2	(7.1)	5.6
Accounts payable and accrued liabilities	(69.8)	256.2	(265.2)	217.4
Income taxes payable	26.1	0.4	24.5	17.3
Non-cash working capital changes	(11.4)	3.6	129.0	(46.3)
Cash provided by operations	45.0	54.0	293.5	150.9

Investing:
Acquisitions, net of cash acquired (note 2)	—	—	—	(16.2)
Purchase of computer software and property, plant and equipment	(21.0)	(25.3)	(77.3)	(60.8)
Proceeds from sale of assets	3.5	1.9	10.0	15.9
Other	0.5	—	1.0	—
Cash used in investing activities	(17.0)	(23.4)	(66.3)	(61.1)

Financing:
Repurchase of Senior Subordinated Notes (note 4(b))	(346.1)	—	(495.8)	(231.6)
Proceeds from termination of swap agreements (note 4(b))	—	—	14.7	—
Issuance of share capital	0.7	0.6	2.7	4.6
Repurchase of capital stock (note 5)	—	(103.3)	—	(140.6)
Purchase of treasury stock (note 5)	(7.4)	—	(8.4)	(26.2)
Financing and other costs	1.1	(0.7)	(3.7)	(0.9)
Cash used in financing activities	(351.7)	(103.4)	(490.5)	(394.7)

Decrease in cash	(323.7)	(72.8)	(263.3)	(304.9)
Cash and cash equivalents, beginning of period	1,261.4	705.6	1,201.0	937.7
Cash and cash equivalents, end of period	$937.7	$632.8	$937.7	$632.8

Supplemental cash flow information (note 8).

See accompanying notes to unaudited consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2009 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in millions of U.S. dollars)

(unaudited)

	Number of shares (1) (in millions)	Capital stock	Treasury stock (note 5)	Contributed surplus	Deficit	Accumulated other comprehensive income (note 10)

Balance — December 31, 2008	229.2	$3,588.5	$(7.2)	$211.6	$(2,436.8)	$9.4
Shares issued	0.3	2.7	—	—	—	—
Purchase of treasury stock (note 5)	—	—	(8.4)	—	—	—
Stock-based compensation	—	—	15.2	10.8	—	—
Reclass to accrued liabilities (note 5)	—	—	—	(13.3)	—	—
Other	—	—	—	1.9	—	—
Net earnings for 2009	—	—	—	—	55.0	—
Currency translation adjustment	—	—	—	—	—	0.2
Change from derivatives designated as hedges	—	—	—	—	—	46.2
Balance — December 31, 2009	229.5	3,591.2	(0.4)	211.0	(2,381.8)	55.8
Shares issued	0.8	6.6	—	—	—	—
Repurchase of capital stock (note 5)	(16.1)	(268.4)	—	127.8	—	—
Purchase of treasury stock (note 5)	—	—	(26.2)	—	—	—
Stock-based compensation	—	—	10.7	19.1	—	—
Reclass to accrued liabilities (note 5)	—	—	—	(9.2)	—	—
Other	—	—	—	0.9	—	—
Net earnings for 2010	—	—	—	—	80.8	—
Currency translation adjustment	—	—	—	—	—	1.6
Change from derivatives designated as hedges	—	—	—	—	—	1.8
Balance — December 31, 2010	214.2	$3,329.4	$(15.9)	$349.6	$(2,301.0)	$59.2

(1)          Includes subordinate voting shares and multiple voting shares.

See accompanying notes to unaudited consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2009 annual consolidated financial statements.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

1.     Basis of presentation and significant accounting policies:

We prepare our financial statements in accordance with generally accepted accounting principles (GAAP) in Canada.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of Canadian GAAP for annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the 2009 annual consolidated financial statements.  These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly our financial position as at December 31, 2010 and the results of operations, comprehensive income and cash flows for the three months and years ended December 31, 2009 and 2010.

i)     Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.  We applied significant estimates and assumptions to our valuations against inventory and income taxes, to the amount and timing of restructuring charges or recoveries, to the fair values used in testing long-lived assets, and to valuing our pension costs.  We evaluate our estimates and assumptions on a regular basis, taking into account historical experience and other relevant factors. Actual results could differ materially from these estimates and assumptions.

These unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the 2009 annual consolidated financial statements.

ii)    Recently issued accounting pronouncements:

(a)  International financial reporting standards (IFRS):

In February 2008, the Canadian Accounting Standards Board announced the adoption of IFRS for publicly accountable enterprises. IFRS will replace Canadian GAAP effective January 1, 2011.  IFRS is effective for our first quarter of 2011 and will require that we restate our 2010 comparative numbers under IFRS.  We will disclose our significant IFRS accounting policy decisions, as well as the anticipated transitional adjustments, in our 2010 annual management’s discussion and analysis.

(b)  Business combinations:

In January 2009, the CICA issued Handbook Section 1582, “Business combinations,” which replaces the existing standards.  This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value.  Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs and restructuring charges will be expensed as incurred. This standard is equivalent to the IFRS on business combinations and is applied prospectively to business combinations with acquisition dates on or after January 1, 2011. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements unless we engage in a significant acquisition.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

2.     Acquisitions:

In January 2010, we completed the acquisition of Scotland-based Invec Solutions Limited (Invec). Invec provides warranty management, repair and parts management services to companies in the information technology and consumer electronics markets.  In August 2010, we completed the acquisition of Austrian-based Allied Panels Entwicklungs-und Produktions GmbH (Allied Panels), a medical engineering and manufacturing service provider that offers concept-to-full-production solutions in medical devices with a core focus on the diagnostic and imaging market.

The total purchase price for these acquisitions was $18.3 and was financed with cash.  The amounts of goodwill and amortizable intangible assets arising from these acquisitions were $10.6 (the majority of which is not expected to be tax deductible) and $15.8, respectively. The purchase price for Allied Panels is subject to adjustment for contingent consideration totaling up to 7.1 million Euros (approximately $9.4 at current exchange rates) if specific pre-determined financial targets are achieved through fiscal year 2012.  Contingent payments, if any, will be recorded as part of the purchase price in the period the amounts can be reasonably estimated and the outcome is certain.  At December 31, 2010, no contingent consideration was recorded.

3.     Inventories:

During the fourth quarter of 2010, we recorded a net inventory provision through cost of sales of $1.3 to write-down our inventory to net realizable value.

4.     Long-term debt:

(a)  Credit facility:

At December 31, 2010, we had a $200.0 revolving credit facility which was due to expire in April 2011.  We are required to comply with certain restrictive covenants, including those relating to debt incurrence, the sale of assets, a change of control and certain financial covenants related to indebtedness, interest coverage and liquidity. We were in compliance with all covenants at December 31, 2010.  Commitment fees for 2010 were $2.1.

We also have uncommitted bank overdraft facilities available for intraday operating requirements which total $65.0 at December 31, 2010.

There were no borrowings outstanding under either of these facilities at December 31, 2010.

In January 2011, we renewed our revolving credit facility on generally similar terms and conditions (including covenants and security for the facility) and increased the size of the facility to $400.0, with a maturity of January 2015.

(b)  Senior Subordinated Notes:

In March 2009, we paid $149.7 to repurchase a portion of our Notes due 2011 (2011 Notes) and recognized a gain of $9.1 in other charges.  In November 2009, we paid $346.1 to repurchase the remaining 2011 Notes and recognized a gain of $10.4 in other charges. In March 2010, we paid $231.6 to repurchase the remaining Notes due 2013 and recognized a loss of $8.8 in other charges. We redeemed all of our outstanding Notes prior to March 31, 2010.

During the first quarter of 2009, we terminated the interest rate swap agreements related to the 2011 Notes and received a $14.7 cash settlement. In connection with the termination of the swap agreements, we discontinued fair value hedge accounting and recorded a $16.7 write-down, through other charges, in the carrying value of the embedded prepayment option on the 2011 Notes.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

5.     Capital stock:

In July 2010, we filed a Normal Course Issuer Bid (NCIB) with the Toronto Stock Exchange to repurchase, at our discretion, until August 2, 2011 up to approximately 18.0 million subordinate voting shares (shares) on the open market or as otherwise permitted, subject to normal terms and limitations of such bids.  The total number of shares we may repurchase for cancellation under the NCIB is reduced by the number of shares purchased for our employee equity-based incentive programs. During the fourth quarter of 2010, we paid $103.3, including transaction fees, to repurchase for cancellation 11.4 million shares at a weighted average price of $9.07 per share. As of December 31, 2010, we have paid $140.6, including transaction fees, to repurchase for cancellation a total of 16.1 million shares at a weighted average price of $8.75 per share under the NCIB since its commencement.

We grant restricted share units (RSUs) and performance share units (PSUs) pursuant to our long-term incentive plans.  We have the option to settle these awards either with shares or with cash; historically, we have generally settled these awards with shares purchased in the open market. The cost we record for equity-settled awards is based on the market value of our shares at the time of grant.  We amortize this cost to compensation expense over the vesting period on a straight-line basis with a corresponding charge through contributed surplus.

From time-to-time, we pay cash for the purchase of shares in the open market by a trustee to satisfy the delivery of shares to employees upon vesting of the awards under our long-term incentive plans. We classify these shares for accounting purposes as treasury stock until they are delivered to employees pursuant to the awards.  During 2010, we paid $26.2 (fourth quarter of 2010 — nil), for the trustee to purchase 2.8 million shares in the open market.  During 2010, we released 1.1 million of these shares to employees. At December 31, 2010, the trustee held 1.7 million shares, with an ascribed value of $15.9, for delivery under these plans. At December 31, 2009, the trustee held fewer than 0.1 million shares with an ascribed value of $0.4.

We have elected to cash-settle certain awards due to limitations in the number of shares we could purchase in the open market.  During the fourth quarter of 2010, we elected to settle certain PSUs vesting in the first quarter of 2011 with cash due to the terms of our NCIB.  During the fourth quarter of 2009, we also elected to settle the share unit awards vesting in the first quarter of 2010 with cash due to certain covenants in our Notes.  Since we have repaid such outstanding Notes and our NCIB is near completion, we currently expect to settle future awards with shares. Cash-settled awards are accounted for as liabilities and remeasured based on our share price at each reporting date until the settlement date, with a corresponding charge to compensation expense.  As a result of our decision to settle these awards with cash, we reclassified the accumulated balance of $9.2 in the fourth quarter of 2010 (fourth quarter of 2009 — $13.3), representing the grant date market value of vested awards, from contributed surplus to accrued liabilities.  We also recorded mark-to-market adjustments on these cash-settled awards of $5.4 in the fourth quarter of 2010 (fourth quarter of 2009 — $10.9; first quarter of 2010 — $2.2).

Since management currently intends to settle all other share unit awards with shares purchased in the open market by a trustee, we expect to continue to account for these awards as equity-settled awards.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

6.     Other charges (recoveries):

	Three months ended December 31		Year ended December 31
	2009	2010	2009	2010

Restructuring (a)	$13.5	$18.3	$83.1	$55.3
Long-lived asset impairment (b)	12.3	8.9	12.3	8.9
Loss (gain) on repurchase of Notes (note 4(b))	(10.4)	—	(19.5)	8.8
Write-down of embedded prepayment option (note 4(b))	—	—	16.7	—
Recovery of damages (c)	(23.7)	(2.1)	(23.7)	(2.1)
Release of cumulative translation adjustment (d)	—	—	1.8	—
Other (e)	(0.4)	—	(2.7)	(2.5)
	$(8.7)	$25.1	$68.0	$68.4

(a) Restructuring:

In January 2008, we announced we would record restructuring charges of between $50 and $75 throughout 2008 and 2009.  In July 2009, we announced additional restructuring charges of between $75 and $100. Combined, we expected to incur total restructuring charges up to $175 associated with this program, which included consolidating facilities and reducing our workforce, primarily in the Americas, Europe and the Philippines. As of December 31, 2010, we have recorded all of the restructuring charges related to this program.

Since the beginning of 2008, we have recorded total restructuring charges of $173.7. Of that amount, we recorded $18.3 in the fourth quarter of 2010 (full year 2010 — $55.3). As of December 31, 2010, we accrued $15.3 in employee termination costs which remains unpaid at year end.  We expect to pay such costs during the first half of 2011.  We expect our long-term lease and other contractual obligations to be paid out over the remaining lease terms through 2015.  Our restructuring liability is recorded in accrued liabilities.

Details of the 2010 restructuring activity are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	2010 non-cash charge	Total 2010 charge

December 31, 2009	$23.7	$20.8	$0.5	$45.0	$—	$—
Cash payments	(21.1)	(5.4)	(0.8)	(27.3)	—	—
Charges/adjustments	5.9	1.5	0.9	8.3	(0.2)	8.1
March 31, 2010	8.5	16.9	0.6	26.0	(0.2)	8.1
Cash payments	(8.8)	(3.4)	(0.9)	(13.1)	—	—
Charges/adjustments	18.7	3.9	0.7	23.3	0.5	23.8
June 30, 2010	18.4	17.4	0.4	36.2	0.3	31.9
Cash payments	(7.6)	(3.4)	(0.6)	(11.6)	—	—
Charges/adjustments	3.2	1.1	0.8	5.1	—	5.1
September 30, 2010	14.0	15.1	0.6	29.7	0.3	37.0
Cash payments	(12.3)	(5.3)	(0.6)	(18.2)	—	—
Charges/adjustments	13.6	4.4	0.3	18.3	—	18.3
December 31, 2010	$15.3	$14.2	$0.3	$29.8	$0.3	$55.3

At December 31, 2010, we had $35.5 in assets that are available-for-sale, primarily land and buildings, as a result of the restructuring actions we have implemented.  We have programs underway to sell these assets.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

(b)       Annual impairment assessment:

Long-lived asset impairment:

We conduct our annual impairment assessment of long-lived assets in the fourth quarter of each year.  We recorded a non-cash charge of $8.9 in 2010 against computer software and property, plant and equipment, primarily in the Americas and Europe. In 2009, we recorded a non-cash charge of $12.3 against property, plant and equipment, primarily in Japan. The impairment was measured as the excess of the carrying amount over the fair value of the assets determined using discounted cash flows or estimates of market value for certain assets, where applicable.

Goodwill impairment:

During the fourth quarter of 2010, we performed our annual goodwill impairment assessment and determined there was no impairment.  At December 31, 2009, we had no goodwill.

(c)        Recovery of damages:

During the fourth quarter of 2009, we received a recovery of damages related to certain purchases we made in prior periods as a result of the settlement of a class action lawsuit. We recorded a recovery, net of estimated reserves, of $23.7 through other charges in the fourth quarter of 2009. During the fourth quarter of 2010, we released $2.1 of these reserves through other charges.

(d)       Release of cumulative translation adjustment:

We recorded a net loss of $1.8 in the third quarter of 2009 for the release of the cumulative currency translation adjustment related to a liquidated foreign subsidiary.

(e)        Other:

We realized recoveries on certain assets that were previously written down through other charges.

7.     Segment and customer information:

(a)                     The following table indicates revenue by end market as a percentage of total revenue.  Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: seasonality of business; the level of program wins or losses with new, existing or disengaging customers; the phasing in or out of programs; and changes in customer demand.  In the fourth quarter of 2010, we reclassified a customer program from our consumer end market to our enterprise communications end market.  Comparative percentages have been recalculated to conform to the current period’s presentation.

	Three months ended December 31		Year ended December 31
	2009	2010	2009	2010

Consumer	31%	24%	28%	25%
Enterprise Communications	21%	24%	22%	24%
Telecommunications	11%	12%	15%	13%
Storage	13%	12%	12%	12%
Servers	14%	17%	13%	14%
Industrial, Aerospace and Defense, and Healthcare	10%	11%	10%	12%

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

(b)          For the fourth quarter and full year 2010, one customer represented more than 10% of total revenue. For the fourth quarter and full year 2009, two customers and one customer, respectively, represented more than 10% of total revenue.  Research In Motion accounted for 20% of total revenue in the fourth quarter of 2010 (fourth quarter of 2009 — 21%) and 20% of total revenue for the full year 2010 (full year 2009 — 17%).

8.     Supplemental cash flow information:

	Three months ended December 31		Year ended December 31
	2009	2010	2009	2010
Paid (recovered) during the period:

Interest (a)	$10.3	$1.3	$64.8	$15.0
Taxes (b)	$(0.4)	$4.0	$16.6	$10.7

(a)          This includes interest paid on the Notes.  Interest on the Notes was payable in January and July of each year until maturity or earlier repurchase or redemption.  We redeemed all of our outstanding Notes prior to March 31, 2010.

(b)         Cash taxes paid are net of any income taxes recovered.

	December 31	December 31
	2009	2010
Cash and cash equivalents are comprised of the following:

Cash (i)	$259.8	$242.6
Cash equivalents (i)	677.9	390.2
	$937.7	$632.8

(i)         Our current portfolio consists of certificates of deposit and certain money market funds that are secured exclusively by U.S. government securities.  The majority of our cash and cash equivalents are held with financial institutions each of which had at December 31, 2010 a Standard and Poor’s rating of A-1 or above.

9.  Derivative financial instruments:

We enter into foreign currency contracts to hedge foreign currency risks primarily relating to cash flows.  At December 31, 2010, the fair value of these contracts was a net unrealized gain of $13.0 (December 31, 2009 — net unrealized gain of $8.0).  This is comprised of $14.5 of derivative assets recorded in prepaid and other assets and other long-term assets, and $1.5 of derivative liabilities recorded in accrued liabilities. The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the time the currency forward contracts were entered into and the valuation date at period end.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

At December 31, 2010, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$296.6	$0.98	13	$5.4
Thai baht	81.9	0.03	12	2.3
Mexican peso	71.0	0.08	12	1.5
Malaysian ringgit	62.6	0.31	12	1.8
British pound sterling	56.9	1.58	4	1.4
Euro	39.2	1.34	4	—
Singapore dollar	23.4	0.74	12	1.0
Japanese yen	7.5	0.01	1	(0.2)
Swiss franc	7.2	1.04	4	(0.2)
Romanian lei	7.1	0.31	6	—
Brazilian real	3.7	0.59	3	—
Czech koruna	1.6	0.05	3	—
Total	$658.7			$13.0

10.  Accumulated other comprehensive income, net of tax:

	Year ended December 31	Year ended December 31
	2009	2010

Opening balance of foreign currency translation account	$46.7	$46.9
Currency translation adjustment	(1.6)	1.6
Release of cumulative currency translation to other charges (note 6(d))	1.8	—
Closing balance	46.9	48.5

Opening balance of unrealized net gain (loss) on cash flow hedges	$(37.3)	$8.9
Net gain on cash flow hedges (a)	14.4	23.0
Net loss (gain) on cash flow hedges reclassified to operations (b)	31.8	(21.2)
Closing balance(c)	8.9	10.7

Accumulated other comprehensive income	$55.8	$59.2

(a)          Net of income tax expense of $0.1 and $0.8 for the three months and year ended December 31, 2010 ($0.1 income tax benefit for the full year 2009).

(b)         Net of income tax expense of $0.2 and $0.6 for the three months and year ended December 31, 2010 ($0.6 income tax benefit for full year 2009).

(c)          Net of income tax expense of $0.3 at December 31, 2010 ($0.1 income tax expense at December 31, 2009).

We expect that the majority of the gains on cash flow hedges reported in accumulated other comprehensive income at December 31, 2010 will be reclassified to operations during the next 12 months, primarily through cost of sales as the underlying expenses that are being hedged are included in cost of sales.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

11.  Contingencies:

Litigation:

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters.  Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such matters will not have a material adverse impact on our results of operations, financial position or liquidity.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages.  They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs have added one of our directors and Onex Corporation as defendants. All defendants filed motions to dismiss the amended complaint. On October 14, 2010, the United States District Court issued a memorandum decision and order granting the defendants’ motions to dismiss the consolidated amended complaint in its entirety.  The plaintiff has filed a motion to appeal to the United States Court of Appeals for the Second Circuit of the dismissal of its claim against us, our former Chief Executive and Chief Financial Officers, but is not appealing the dismissal of its claims against one of our directors and Onex Corporation.  The briefing process on the appeal has not yet commenced. A parallel class proceeding remains against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice, but neither leave nor certification of the action has been granted by that court.  We believe that the allegations in the claim and the appeal are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending both the Canadian claim and the appeal.  We have liability insurance coverage that may cover some of our litigation expenses, potential judgments or settlement costs.

Income taxes:

We are subject to tax audits and reviews by local tax authorities of historical information which could result in additional tax expense in future periods relating to prior results.  Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment.  If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 through 2003 should have been materially higher as a result of certain inter-company transactions.

In connection with ongoing tax audits in Hong Kong, tax authorities have taken the position that income reported by one of our Hong Kong subsidiaries in 1999 through 2008 should have been materially higher as a result of certain inter-company transactions.  In July 2010, we submitted a proposed settlement of this tax audit to the Hong Kong tax authorities; if accepted, the taxes and penalties would total approximately 129.5 million Hong Kong dollars (approximately $16.6 at current exchange rates), including the impact on future periods as a result of the reversal of tax attributes.  There can be no assurance as to the final resolution of these proceedings.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

In connection with a tax audit in Brazil, tax authorities have taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. If Brazilian tax authorities ultimately prevail in their position, our Brazilian subsidiary’s tax liability would increase by approximately 43.5 million Brazilian reais (approximately $26.1 at current exchange rates).  In addition, Brazilian tax authorities may make similar claims in future audits with respect to these types of transactions.  We have not accrued for any potential adverse tax impact as we believe our Brazilian subsidiary has reported the appropriate amount of income arising from inter-company transactions.

We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, our interpretation of applicable Brazilian law makes it more likely than not that our position will be sustained upon full examination by the tax authorities and, if necessary, after consideration by the Brazilian judicial courts.  Our position is supported by our Brazilian legal tax advisors.  A change to the benefit realizable on these Brazilian losses could increase our net future tax liabilities by approximately 63.7 million Brazilian reais (approximately $38.2 at current exchange rates).

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in us owing significant amounts of tax, interest and possibly penalties.  We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings, and if these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

12.  Financial instruments - financial risks:

Currency risk:

Due to the nature of our international operations, we are exposed to exchange rate fluctuations on our cash receipts, cash payments and balance sheet exposures denominated in various foreign currencies. We manage our currency risk through our hedging program using forecasts of future cash flows and balance sheet exposures denominated in foreign currencies. Our major currency exposures at December 31, 2010, are summarized in U.S. dollar equivalents in the following table. For purposes of this table, we have excluded items such as pension and post-employment benefits and income taxes, in accordance with the financial instruments standard. The local currency amounts have been converted to U.S. dollar equivalents using the spot rates at December 31, 2010.

	Chinese renminbi	Malaysian ringgit	Thai baht	Mexican peso	Canadian dollar

Cash and cash equivalents	$24.1	$1.7	$1.1	$2.7	$12.0
Accounts receivable	16.1	—	—	—	—
Other financial assets	1.4	0.5	1.7	—	—
Accounts payable and accrued liabilities	(27.7)	(15.8)	(17.5)	(20.6)	(39.8)
Net financial assets (liabilities)	$13.9	$(13.6)	$(14.7)	$(17.9)	$(27.8)

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

At December 31, 2010, a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies has the following impact:

	Chinese renminbi	Malaysian ringgit	Thai baht	Mexican peso	Canadian dollar
1% Strengthening
Net earnings	$0.1	$(0.3)	$(0.1)	$(0.2)	$1.8
Other comprehensive income	—	0.5	0.8	0.7	0.7
1% Weakening
Net earnings	(0.1)	0.3	0.1	0.2	(1.8)
Other comprehensive income	—	(0.5)	(0.8)	(0.7)	(0.7)

13.  Comparative information:

We have reclassified certain prior period information to conform to the current period’s presentation.